FOURTH AMENDMENT

TO

DISTRIBUTION AGREEMENT

This FOURTH AMENDMENT TO DISTRIBUTION AGREEMENT, dated as of August 1, 2015, is by and between AXA EQUITABLE LIFE INSURANCE COMPANY, formerly known as The Equitable Life Assurance Society of the United States, for itself and as depositor on behalf of the AXA Equitable separate accounts more particularly described in the Distribution Agreement (“AXA Equitable”), and AXA DISTRIBUTORS, LLC, successor by merger to Equitable Distributors, Inc. (the “Distributor”).

AXA Equitable and the Distributor hereby agree to modify and amend the Distribution Agreement, dated as of January 1, 1998, between them, as previously amended from and after the date hereof as follows:

1. The term “Products” shall mean (i) all fixed and variable life insurance and annuity products and funding agreements, and (ii) employee benefits products including, but not limited to, Group Life Insurance, Group Short Term Disability Insurance, Group Long Term Disability Insurance, Group Dental Insurance, Group Vision Insurance, Group Deductible Insurance, Critical Illness Insurance, and Hospital-Plus Insurance, which AXA Equitable authorizes the Distributor from time to time to make available to Third Party Broker-Dealers and Third Party General Agents (as such terms are defined in the Distribution Agreement).

Except as modified and amended hereby, the Distribution Agreement is in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Amendment to Distribution Agreement to be duly executed and delivered as of the day and year first written above.

AXA EQUITABLE LIFE INSURANCE COMPANY		AXA DISTRIBUTORS, LLC

By:		By:
Name:	Anders Malmstrom	Name:	Nick Lane
Title:	Senior Executive Director and	Title:	Senior Executive Director and President
Chief Financial Officer

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